Exhibit (a)(1)(xi)

Old Second Bancorp, Inc.	For Immediate Release
(Nasdaq: OSBC)	May 18, 2007

Contact:	J. Douglas Cheatham Chief Financial Officer (630) 906-5484

Old Second Bancorp, Inc. Announces Final Results of Tender Offer

Aurora, Illinois — Old Second Bancorp, Inc. today announced the final results of its previously announced tender offer for up to 833,333 shares of its common stock at a price of $30.00 per share. The offer expired at 5:00 p.m., Central time, on May 15, 2007.

A total of 973,251 shares were validly tendered and not withdrawn.  Because more shares were validly tendered than originally offered to repurchase, Old Second increased the total number of shares offered to repurchase to 974,000.  The increase of 140,667 shares was less than 2% of the total number of shares of Old Second common stock issued and outstanding as of May 15, 2007.  As a result of the increase, Old Second accepted all of the 973,251 shares validly tendered and not withdrawn.

The purchase price applies to each share accepted for payment pursuant to the offer. The total cash payment required to complete the tender is approximately $29.2 million, which Old Second will fund from the proceeds of its previously announced trust preferred transaction, which closed on April 30, 2007, and from available corporate funds. Old Second will promptly issue payment for the shares accepted for purchase.

Howe Barnes Hoefer & Arnett, Inc., Chicago, Illinois, acted as information agent and dealer manager for the tender offer and The Old Second National Bank of Aurora served as depositary.

Forward Looking Statements: This release may contain forward looking statements.  Forward looking statements are identifiable by the inclusion of such qualifications as expects, intends, believes, may, likely or other indications that the particular statements are not based upon facts but are rather based upon Old Second’s beliefs as of the date of this release. Actual events and results may differ significantly from those described in such forward looking statements, due to changes in the economy, interest rates or other factors. For additional information about these factors, please review our filings with the Securities and Exchange Commission.